Exhibit 21.1

List of Subsidiaries of pSivida Corp.

pSivida US, Inc. (Delaware)

pSiMedica Limited (United Kingdom)

In addition, pSivida Corp. also has two directly held dormant or inactive subsidiaries named pSiNutria Limited (Australia) and pSivida UK Limited (United Kingdom), and two indirectly held dormant or inactive subsidiaries named pSiOncology Pte Limited (Singapore) and pSiNutria UK Limited (United Kingdom).